UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2015

Commission File No. 001-

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384.

Shareholders Annual General Meeting Results

Check-Cap Ltd. (the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held on December 1, 2015, at the Company’s offices located at Check-Cap Building, Aba Hushi Av., Isfiya, Mt. Carmel, 30090, P.O. Box 1271, Israel.

At the Meeting, the Company’s shareholders voted and approved the following proposals:

(1)
the re-election of each of Messrs. Tomer Kariv, William (Bill) Densel, Steven Hanley, XiangQian (XQ) Lin and Walter L. Robb to serve as directors of the Company until the next annual general meeting of shareholders of the Company;

(2)	the compensation to each of the non-employee directors of the Company;

(3)
the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of the Company for the year ending December 31, 2015 and for such additional period until the Company’s next annual general meeting;

(4)	the payment of an annual cash bonus to Mr. Guy Neev, the Company's former Chief Executive Officer;

(5)	the bonus objectives and payout terms for the period ending December 31, 2015 for the Company’s Chief Executive Officer, Mr. William (Bill) Densel;

(6)	bonus objectives and payout terms for the period ending December 31, 2015 for the Company’s Chief Technology Officer, Mr. Yoav Kimchy; and

(7)	an amendment to Article 45(a) of the Company’s Articles of Association with respect to the appointment of alternate directors.

All the foregoing proposals have been fully described in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 28, 2015.  Only shareholders of record at the close of business on October 26, 2015 were entitled to vote at the Meeting.

All matters voted upon in the Meeting were adopted and approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: December 2, 2015